May 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NuCana plc

Registration Statement on Form F-1, as amended

File No. 333-286737

Withdrawal of Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 29, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, April 30, 2025 at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page to Follow]

Very truly yours,

LAIDLAW & COMPANY (UK) LTD.

By:	/s/ Luke Kottke
Name:	Luke Kottke
Title:	Head of Capital Markets

[Signature Page to Placement Agent’s Withdrawal of Acceleration Request]